SECURITIES AND EXCHANGE COMMISSION
                     Washington , D.C. 20549
                 ------------------------------


                            FORM 11-K


 (Mark One)

    X          ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
   -----       SECURITIES EXCHANGE ACT OF 1934

                 For the year ended December 31, 1999

                               OR


   ----- TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the transition period from ___________  to  ____________.

                       Commission file number 1-9759

   A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES
               OF IMC GLOBAL OPERATIONS INC. REPRESENTED BY
                  UNITED STEELWORKERS OF AMERICA AT
                       CARLSBAD, NEW MEXICO


   B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            IMC GLOBAL INC.
              2100 SANDERS ROAD, NORTHBROOK, ILLINOIS 60062
              ------------------------------------------------

                             Employer Identification #36-3513204
                                                       Plan #019




           SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES
          OF IMC GLOBAL OPERATIONS INC. REPRESENTED BY
                 UNITED STEELWORKERS OF AMERICA
                     AT CARLSBAD, NEW MEXICO

                      FINANCIAL STATEMENTS
                   AND SUPPLEMENTAL SCHEDULES
                (Together with Auditors' Report)

                   DECEMBER 31, 1999 AND 1998

           SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES
          OF IMC GLOBAL OPERATIONS INC. REPRESENTED BY
                 UNITED STEELWORKERS OF AMERICA
                     AT CARLSBAD, NEW MEXICO
                     -----------------------



                        TABLE OF CONTENTS
                        -----------------



                                                            Page
                                                            -----
Independent Auditors' Report                                  1

Financial Statements:
 Statements of Net Assets Available for Benefits
   as of December 31, 1999 and 1998                           4

 Statements of Changes in Net Assets Available
   for Benefits for the years ended December 31, 1999
   and 1998                                                   5

 Notes to Financial Statements                                6

Supplemental Schedules:
 Schedule of Assets Held for Investment Purposes
   as of December 31, 1999                                    15

 Schedule of Loans or Fixed Income Obligations
   for the year ended December 31, 1999                       16

 Schedule of Reportable Transactions
   for the year ended December 31, 1999                       17

                  Independent Auditors' Report


Plan Administrator
 Salary Reduction Plan for Hourly Employees of
 IMC Global Operations Inc. Represented by
 United Steelworkers of America at Carlsbad, New Mexico


We have audited the accompanying statement of net assets available for benefits of the Salary Reduction Plan for Hourly
Employees of IMC Global Operations Inc. Represented by United Steelworkers of America at Carlsbad, New Mexico as of December 31, 1999, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 1998, were audited by other auditors whose report dated May 7, 1999, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1999; and loans or fixed income obligations and reportable transactions for the year ended December 31, 1999, respectively, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security

Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Hill, Taylor LLC

May 26, 2000

                 Report of Independent Auditors

Plan Administrator
Salary Reduction Plan for Hourly Employees of
     IMC Global Operations Inc. Represented by
     United Steelworkers of America at Carlsbad, New Mexico

We have audited the accompanying statement of assets available for benefits of the Salary Reduction Plan for Hourly Employees of IMC Global Operations Inc. Represented by United Steelworkers of America at Carlsbad, New Mexico as of December 31, 1998 and the related statement of changes in assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 1998 and the changes in its assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.


                                             /s/ Ernst & Young LLP
Chicago, Illinois                            Ernst & Young LLP
May 7, 1999

           SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES
          OF IMC GLOBAL OPERATIONS INC. REPRESENTED BY
                 UNITED STEELWORKERS OF AMERICA
                     AT CARLSBAD, NEW MEXICO
                     -----------------------

         STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
         -----------------------------------------------

                   DECEMBER 31, 1999 AND 1998
                   --------------------------




                                           1999             1998
                                        ---------       -----------

ASSETS
Cash                                    $        50     $         -
Investments, at fair value:
 Master trust funds:
  Interest in IMC Global Stock Fund         218,413         173,633
  Interest in IMC Global Fixed Income
   Fund                                     477,816         300,220
 Mutual funds:
  Vanguard Wellington Fund, Inc.            384,066         308,562
  Fidelity Equity-Income Fund, Inc.         717,153         611,011
  Vanguard Fixed Income Fund              1,235,106       1,465,329
  Fidelity Magellan Fund, Inc.              311,735         173,028
 Loans to participants                      159,138         116,982
                                        -----------     -----------
      Total investments                   3,503,477       3,148,765
                                        -----------     -----------
Receivables:
 Participant contributions                   15,972          15,247
 Company contributions                        4,176           4,005
 Accrued interest and dividends               6,441           7,031
                                        -----------     -----------
      Total receivables                      26,589          26,283
                                        -----------     -----------
NET ASSETS AVAILABLE FOR BENEFITS       $ 3,530,066     $ 3,175,048
                                        ===========     ===========




The accompanying notes are an integral part of these financial statements.

           SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES
          OF IMC GLOBAL OPERATIONS INC. REPRESENTED BY
                 UNITED STEELWORKERS OF AMERICA
                     AT CARLSBAD, NEW MEXICO
                     -----------------------

                    STATEMENTS OF CHANGES IN
                NET ASSETS AVAILABLE FOR BENEFITS
                ---------------------------------

             YEARS ENDED DECEMBER 31, 1999 AND 1998
             --------------------------------------



                                                  1999           1998
                                               ----------    -----------

ADDITIONS
Investment income:
 Interest and dividends                        $  112,441     $   115,927
 Net realized and unrealized appreciation
  (depreciation) in fair value of investments     (40,001)        163,073
 Income (loss) from master trust funds            (22,678)            650
                                               ----------     -----------
     Total investment income                       49,762         279,650
                                               ----------     -----------
Contributions:
 Participants                                     397,906         383,369
 Company                                          105,326         101,370
                                               ----------     -----------
     Total contributions                          503,232         484,739
                                               ----------     -----------
     Total additions                              552,994         764,389
                                               ----------     -----------
DEDUCTIONS
 Distributions                                    193,523         250,921
 Transfers to other plans                           4,453          43,928
                                               ----------     -----------
     Total deductions                             197,976         294,849
                                               ----------     -----------
NET INCREASE                                      355,018         469,540

NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year                              3,175,048       2,705,508
                                               ----------     -----------
 End of year                                   $3,530,066     $ 3,175,048
                                               ==========     ===========



The accompanying notes are an integral part of these financial statements.

           SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES
          OF IMC GLOBAL OPERATIONS INC. REPRESENTED BY
                  UNITED STEELWORKER OF AMERICA
                     AT CARLSBAD, NEW MEXICO
                     -----------------------

                  NOTES TO FINANCIAL STATEMENTS
                  -----------------------------





1.   Description of the Plan

  The following description of the Salary Reduction Plan for Hourly Employees of IMC Global Operations Inc. Represented by United Steelworkers of America at Carlsbad, New Mexico (the
  Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

  General

  The Plan was established on July 1, 1983, and was amended and restated on January 1, 1998. Hourly employees at Carlsbad, New Mexico, operations of IMC Global Operations Inc. (the Company) represented by the United Steelworkers of America are eligible to participate in the Plan immediately upon their date of hire. While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

  Contributions

  The Plan is funded by contributions, known as salary reduction contributions, from participants in the form of payroll deductions of $5 to $346 each pay period, but not to exceed 25% of the participant's compensation within the meaning of section 415 of the Internal Revenue Code (the
  IRC). The Plan provides a qualified cash and deferred arrangement within the meaning of section 401(k) of the IRC; such contributions were subject to the calendar year maximum of $10,000 in 1999 and 1998. Effective July 1, 1997, the Company contributes an amount equal to 35% of a participant's eligible contributions, up to 6% of a participant's base monthly salary. With the consent of the Plan administrator, amounts may be rolled over from other qualified plans.

  Separate accounts are maintained for each participant. Each participant's account balance is adjusted for contributions, withdrawals, if any, interest, dividends, and net realized and unrealized gains or losses daily.

  Administrative Expenses

  Certain administrative expenses of the Plan are borne by the Company.

           SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES
          OF IMC GLOBAL OPERATIONS INC. REPRESENTED BY
                  UNITED STEELWORKER OF AMERICA
                     AT CARLSBAD, NEW MEXICO
                     -----------------------

                  NOTES TO FINANCIAL STATEMENTS
                  -----------------------------
                           (Continued)




1.   Description of the Plan (Continued)

  Investment Programs

  The  Plan's investments are administered by Marshall &  Ilsley
  Trust  Company under a trust agreement dated January 1,  1996.
  Investment programs available to participants are as follows:

     Company Stock Fund - Assets are invested in shares of the IMC Global Stock Fund, a pooled fund shared only by other IMC Global Operations, Inc. 401(k) plans, which invests in the common stock of IMC Global Inc.

     Fixed Income Fund - Assets are invested in shares of IMC
     Global Fixed Income Fund, a pooled fund shared only by other IMC Global Operations, Inc. 401(k) plans as well as guaranteed investment contracts (GICs), the Marshall Money Market Fund, the LaSalle National Trust, N.A. Income Plus Fund and the M&I Stable Principal Fund. The December 31, 1999 holdings are described below:

     a. GIC with CDC Investment Management Corp. with a guaranteed interest rate of 7.5% through June 30, 2000.

     b. GIC with Rabobank Alternative with a guaranteed interest rate of 6.17% through March 15, 2001.

     c. GIC with Government Plus Synthetic with an open maturity with interest rate resets at January 1, 2000, April 1, 2000, July 1, 2000, and October 1, 2000.

     d. GIC with Ohio National with a guaranteed interest rate of 6.25% through July 16, 2003.

     e. GIC with Sunamerica Life Synthetic with a guaranteed interest rate of 6.053% through July 27, 2003.

     f. GIC with Connecticut General Life with a guaranteed interest rate 5.35% through October 30, 2003.

           SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES
          OF IMC GLOBAL OPERATIONS INC. REPRESENTED BY
                 UNITED STEELWORKERS OF AMERICA
                     AT CARLSBAD, NEW MEXICO
                     -----------------------

                  NOTES TO FINANCIAL STATEMENTS
                  -----------------------------
                           (Continued)


1.   Description of the Plan (Continued)

     g. GIC with Protective Life with a guaranteed interest rate of 5.84% through July 30, 2002.

     h. Marshall Money Market Fund.

     i. The M&I Stable Principal Fund is primarily invested in traditional and synthetic investment contracts, money market securities, and registered first-tier money market mutual funds.

     Balanced Fund - Assets are invested in shares of the Vanguard Wellington Fund, Inc., a mutual fund which invests in a diversified portfolio of 60%-70% common stocks and 30%-40% bonds.

     Equity Fund - Assets are invested in shares of the Fidelity Equity-Income Fund, Inc., a mutual fund which invests at least 65% of its assets in income-producing equity securities. The balance of the portfolio is invested in all types of domestic and foreign instruments, including bonds.

     Bond Index Fund - Assets are invested in shares of the Vanguard Fixed Income Fund, a pooled fund which invests primarily in a portfolio of securities issued as direct obligations of the U.S. Treasury.

     Growth Fund - Assets are invested in shares of the Fidelity
     Magellan Fund, Inc., a mutual fund which invests in common stock and securities of domestic, foreign, and multinational issuers.

     Loan Fund - Loans made to participants as described below.

  Participants elect their desired investment program upon joining the Plan. Participants may elect to change the investment direction of their existing account balances and their future contributions daily.

  Vesting

  Participants are immediately and nonforfeitably vested in their accounts.

           SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES
            IMC GLOBAL OPERATIONS INC. REPRESENTED BY
                 UNITED STEELWORKERS OF AMERICA
                     AT CARLSBAD, NEW MEXICO
                     -----------------------

                  NOTES TO FINANCIAL STATEMENTS
                  -----------------------------
                           (Continued)



1.  Description of the Plan (Continued)

  Withdrawals

  Participants  may  withdraw their interest in  the  Plan  upon
  termination   of  employment.  Under  certain  conditions   of
  financial hardship, participants may withdraw funds, subject to prior approval of the Employee Benefit Committee, but their participation in the Plan will be suspended for at least one year. Full withdrawals are available after age 59 1/2 or in the event of total and permanent disability.

  Deferred Distributions

  Participants who terminate their employment and have an account balance in excess of $5,000 may elect (at any time prior to age 65) to defer receipt of distribution until no later than their 70th birthday.

  Loans to Participants

  Participants in the Plan may be granted loans subject to certain terms and maximum dollar or Plan account balance limits, as defined by the Plan. The amount of any such loan is borrowed from the account of the participant to whom the loan was made, and such account does not share in the allocation of income, gains, and losses of the investment funds to the extent of the outstanding balance of such loan. Principal repayments, which are over one to five years for general purpose loans and over one to fifteen years for residential loans, and related interest income are credited to the borrowing participant's account. Loan payments are made by weekly payroll deductions. Each loan bears interest at the prevailing rate for loans of similar risk, date of maturity, and date of grant.

2.   Summary of Significant Accounting Policies

  Investment Valuation

  All investments with the exception of guaranteed investment contracts are carried at fair value. Fair value is the last reported sales price on the last business day of the month for securities traded on a national securities exchange and in the over-the-counter market. Fair value for shares of the mutual funds, the IMC Global Company Stock Fund and the

           SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES
          OF IMC GLOBAL OPERATIONS INC. REPRESENTED BY
                 UNITED STEELWORKERS OF AMERICA
                     AT CARLSBAD, NEW MEXICO
                     -----------------------

                  NOTES TO FINANCIAL STATEMENTS
                  -----------------------------
                           (Continued)


2.  Summary of Significant Accounting Policies (Continued)

  IMC  Global Fixed Income Fund, the M&I Stable Principal  Fund,
  and the LaSalle National Trust, N.A. is the net asset value of those shares or units, as determined by the respective funds. Loans to participants are valued at cost which approximates fair value. Guaranteed investment contracts are carried at contract value.

  Income Recognition

  Purchases and sales of securities are accounted for on the trade date (date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date. Interest from investments is recorded as earned on an accrual basis.

  Contributions

  Contributions from participants are recorded each pay period as withheld by the Company. Contributions by the Company are made monthly based on the minimum contribution required by the Plan.

  Participant Withdrawals

  Withdrawals are recorded when payments are made to participants. Withdrawals requested but not paid are presented in Department of Labor Form 5500 (Annual Return/Report of Employee Benefit Plan) as liabilities. There were no unpaid withdrawals at December 31, 1999 and 1998.

  Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  New Accounting Pronouncement

  Certain amounts in the Plan's 1998 financial statements have been reclassified to conform to the 1999 financial statement presentation as a result of adopting SOP 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and other Disclosures Matters, in 1999.

           SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES
          OF IMC GLOBAL OPERATIONS INC. REPRESENTED BY
                 UNITED STEELWORKERS OF AMERICA
                     AT CARLSBAD, NEW MEXICO
                     -----------------------

                  NOTES TO FINANCIAL STATEMENTS
                  -----------------------------
                           (Continued)




3.  Investment in Master Trust

  Assets of the Company Stock Fund and the Fixed Income Fund are invested in shares of IMC-Global pooled funds shared by other IMC Global Operations Inc. 401(k) plans. The Plan held a 1.4% and 1.0% interest, respectively, in the IMC-Global Stock Fund and the IMC-Global Fixed Income Fund at December 31, 1999 (0.8% and 0.5%, respectively, at December 31, 1998).

  The equitable shares in the pooled funds of a participating plan are proportionate to the fair market value of the assets applicable to such participating plan.

  The assets of the pooled funds as of December 31, 1999, were as follows:

                                                       IMC Global
                                         IMC Global       Fixed
                                         Stock Fund    Income Fund
                                         ----------    -----------

  IMC Global Inc. common stock          $ 15,043,090   $          -
  M&I Stable Principal Fund                        -     18,899,717
  Guaranteed Investment Contracts:
   CDC Investment Management Corp.                 -      6,028,752
   Rabobank Alternative                            -      2,260,361
   Government Plus Synthetic                       -      6,028,795
   Ohio National                                   -      3,277,696
   Sunamerica Life Synthetic                       -      3,058,666
   Connecticut General Life                        -      2,666,961
   Protective Life                                 -      3,073,187
  Marshall Money Market Fund                 488,024        898,258
  Pending transactions                         6,657              -
  Accrued interest and dividends               3,130         73,208
                                        ------------   ------------
      Net Assets                        $ 15,540,901   $ 46,265,601
                                        ============   ============

           SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES
          OF IMC GLOBAL OPERATIONS INC. REPRESENTED BY
                 UNITED STEELWORKERS OF AMERICA
                     AT CARLSBAD, NEW MEXICO
                     -----------------------

                  NOTES TO FINANCIAL STATEMENTS
                  -----------------------------
                           (Continued)



3.  Investment in Master Trust (Continued)

  The assets of the pooled funds as of December 31, 1998, were as follows:

                                                    IMC Global
                                      IMC Global       Fixed
                                      Stock Fund    Income Fund
                                      ----------    -----------

  IMC Global Inc. common stock       $ 19,945,932    $          -
  M&I Stable Principal Fund                     -      25,300,570
  Guaranteed Investment Contracts:
   CDC Investment Management Corp.              -       6,028,752
   Rabobank Alternative                         -       3,135,194
   National Westminster Bank Group              -       2,729,535
   Government Plus Synthetic                    -       5,690,822
   Ohio National                                -       3,084,891
   Sunamerica Life Synthetic                    -       3,501,766
   Connecticut General Life                     -       2,532,191
   General American Synthetic                   -       2,529,671
  Marshall Money Market Fund              576,545         519,225
  Pending transactions                          -               -
  Accrued interest and dividends            3,147         129,668
                                     ------------    ------------
      Net Assets                     $ 20,525,624    $ 55,182,285
                                     ============    ============

  Changes in the pooled balances for the year ended December 31, 1999, were summarized as follows:
                                                                 IMC Global
                                               IMC Global           Fixed
                                               Stock Fund        Income Fund
                                               ----------        -----------

  Additions
  Interest and dividend income                 $   307,153      $   2,919,067
  Net realized and unrealized depreciation
  in fair value of investments                  (1,958,939)                 -
  Contributions and transfers from other plans  20,621,302         29,755,582
                                               ------------     --------------
                                                18,969,516         32,674,649
                                               ------------     --------------
  Deductions
  Benefits paid                                 23,954,239         41,578,994
  Investment expenses                                    -             12,339
                                               ------------     --------------
                                                23,954,239         41,591,333
                                               ------------     --------------
  Net decrease in assets                        (4,984,723)        (8,916,684)
  Net assets, beginning of year                 20,525,624         55,182,285
                                               ------------     --------------
  Net assets, end of year                      $15,540,901      $  46,265,601
                                               ============     ==============

                   SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES
                  OF IMC GLOBAL OPERATIONS INC. REPRESENTED BY
                         UNITED STEELWORKERS OF AMERICA
                             AT CARLSBAD, NEW MEXICO
                             -----------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
                                   (Continued)




3.  Investment in Master Trust (Continued)

  Changes in the pooled balances for the year ended December 31, 1998, were summarized as follows:

                                                                 IMC Global
                                                 IMC Global        Fixed
                                                 Stock Fund      Income Fund
                                                 ----------     ------------

  Additions
  Interest and dividend income                $    234,583      $  3,132,655
  Net realized and unrealized appreciation
  (depreciation) in fair value of investments   (5,948,352)          321,606
  Contributions and transfers from other plans  31,572,913        58,592,605
                                              ------------      ------------
                                                25,859,144        62,046,866
                                              ------------      ------------
  Deductions
  Benefits paid                                 23,713,125        47,702,409
  Investment expenses                                    -            24,934
                                              ------------      ------------
                                                23,713,125        47,727,343
                                              ------------      ------------
  Net increase in assets                         2,146,019        14,319,523
  Net assets, beginning of year                 18,379,605        40,862,762
                                              ------------      ------------
  Net assets, end of year                     $ 20,525,624      $ 55,182,285
                                              ============      ============

4.   Significant Investments

  Investments (all are participant-directed)  that  represent 5%
  or   more  of net assets   available for  benefits at December 31,
  1999 and 1998, were as follows:

                                              1999              1998
                                           ---------        -----------


  Vanguard Wellington Fund, Inc.           $  384,066        $  308,562
  Fidelity Equity-Income Fund, Inc.           717,153           611,011
  Vanguard Fixed Income Fund                1,235,106         1,465,329
  Fidelity Magellan Fund, Inc.                311,735           173,028

           SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES
          OF IMC GLOBAL OPERATIONS INC. REPRESENTED BY
                 UNITED STEELWORKERS OF AMERICA
                     AT CARLSBAD, NEW MEXICO
                     -----------------------

                  NOTES TO FINANCIAL STATEMENTS
                  -----------------------------
                           (Continued)




5.   Federal Income Tax Status

  The Internal Revenue Service ruled on September 11, 1995, that the Plan qualified under section 401(a) of the IRC and, therefore, the related trust is not subject to tax under present income tax law. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                     Supplemental Schedules


     SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES OF IMC GLOBAL OPERATIONS INC.
      REPRESENTED BY UNITED STEELWORKERS OF AMERICA AT CARLSBAD, NEW MEXICO
    -----------------------------------------------------------------------

                           SCHEDULE H, PART IV, ITEM 4(i)
                           ------------------------------

                    SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                   ------------------------------------------------

                              YEAR ENDED DECEMBER 31, 1999
                             -----------------------------



Employer Identification Number: 36-3513204
Plan Number: 019


                                                                                  Number of                     Current
     Identity of Issuer                            Description                     Shares        Cost            Value
--------------------------------------    ----------------------------------      ---------   ----------      -----------

Marshall and Ilsley Trust Company*         Vanguard Wellington Fund, Inc.          13,736     $  395,523      $  384,066
                                           Fidelity Equity-Income Fund, Inc.       13,410        680,653         717,153
                                           Vanguard Fixed Income Fund             121,926      1,281,054       1,235,106
                                           Fidelity Magellan Fund, Inc.             2,282        269,751         311,735
Loans to participants (7.00% - 10.75%)                                                -          159,138         159,138
                                                                                              ----------      ----------
                                                                                              $2,786,119      $2,807,198
                                                                                              ==========      ==========



*Indicates party-in-interest to the Plan.



     SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES OF IMC GLOBAL OPERATIONS INC.
      REPRESENTED BY UNITED STEELWORKERS OF AMERICA AT CARLSBAD, NEW MEXICO
      ---------------------------------------------------------------------

                         SCHEDULE G, PART I
                         ------------------

                  SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS
                 ---------------------------------------------

                        YEAR ENDED DECEMBER 31, 1999
                        ----------------------------



Employer Identification Number: 36-3513204
Plan Number: 019



                                   Principal and
                      Original     Interest Paid
   Social Security      Loan         During the        Loan      Maturity    Default   Interest               Collateral
       Number          Amount          Year        Issue Date     Date         Date      Rate           Type               Value
------------------    ---------    -------------   ----------    ---------   -------   --------      ------------          ------

     ###-##-####      $4,700         $   89        12/17/97      12/11/02    8/26/99    8.50%        Participant account   $    -

     ###-##-####       2,700          1,405         1/29/99       1/26/00    9/28/99    7.75%        Participant account    5,621






     SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES OF IMC GLOBAL OPERATIONS INC.
      REPRESENTED BY UNITED STEELWORKERS OF AMERICA AT CARLSBAD, NEW MEXICO
     ----------------------------------------------------------------------

                        SCHEDULE H, PART IV, ITEM 4(j)
                        ------------------------------

                      SCHEDULE OF REPORTABLE TRANSACTIONS
                      -----------------------------------

                            YEAR ENDED DECEMBER 31, 1999
                            ----------------------------


Employer Identification Number: 36-3513204
Plan Number: 019

                                                                                                               Current
                                                                                                               Value of
                                                                                                               Asset on
                                                                           Purchase     Selling      Cost     Transaction     Net
   Identity of Party Involved              Description of Assets            Price       Price      of Asset     Date         Gain
----------------------------------    -------------------------------      --------     -------   ---------   ----------   --------


Series of securities transactions in excess of 5% of plan assets
----------------------------------------------------------------
Marshall and Ilsley Trust Company*    Vanguard Wellington Fund, Inc.        $178,921    $    -     $178,921    $178,921    $   -
                                                                                 -        85,351     81,137      85,351      4,214
                                      Fidelity Equity-Income Fund, Inc.      265,979         -      265,979     265,979        -
                                                                                 -       133,264    113,723     133,264     19,541
                                      Vanguard Fixed Income Fund             241,770         -      241,770     241,770        -
                                                                                 -       343,238    341,361     343,238      1,877
                                      Fidelity Magellan Fund, Inc.           193,448         -      193,448     193,448        -
                                                                                 -        84,772     76,891      84,772      7,881

*Indicates party-in-interest to the Plan.


                           SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, I, the Undersigned Chairman of the Employee Benefits
Committee, have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

    Salary Reduction Plan for Hourly Employees of IMC Global
       Operations Inc. Represented by United Steelworkers of America at Carlsbad, New Mexico


                               /s/ J. Bradford James
                               -----------------------
                               J. Bradford James
                               Chairman of the Employee Benefits Committee

Date:  June 28, 2000

    Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed below by the following persons in their capacities as members of the Employee
Benefits Committee and on the dates indicated.

      Signature                 Title                      Date

/s/ J. Bradford James       Senior Vice President      June 28, 2000
---------------------       and Chief Financial
J. Bradford James               Officer

/s/ Stephen P. Malia        Senior Vice President      June 28, 2000
---------------------       Human Resources
Stephen P. Malia

/s/ E. Paul Dunn, Jr.       Vice President and         June 28, 2000
---------------------       Treasurer
E. Paul Dunn, Jr.

/s/ Mary Ann Hynes          Senior Vice President      June 28, 2000
---------------------       and General Counsel
Mary Ann Hynes